June 26, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Rebekah Reed / Ms. Cara Wirth

Re:	Jianzhi Education Technology Group Co Ltd
Draft Registration Statement on Form F-1 Submitted May 28, 2025
CIK No. 0001852440

Dear Ms. Rebekah Reed and Ms. Cara Wirth

On behalf of Jianzhi Education Technology Group Co Ltd (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 13, 2025 with respect to the Company’s Draft Registration Statement on Form F-1 (the “DRS F-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the DRS Form F-1 (the “DRS Amendment”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form F-1 submitted May 28, 2025

General

1. We note that you are seeking to register the sale of ADSs “directly to certain investors” and that “[p]rice and other terms will be determined through arm’s length negotiation between our company and each of the investors.” Please provide your analysis as to whether you are conducting a delayed or continuous primary offering pursuant to Rule 415(a)(1)(x) under the Securities Act and, if so, why you believe this offering may be registered on Form F-1, rather than Form F-3. Address as part of your response whether the ADSs may be sold at disparate prices to different investors and how you intend to comply with Rule 430A under the Securities Act regarding information that can be omitted from the Form F-1 prospectus at the time of effectiveness. In this regard, we note that the statement that you “will enter into subscription agreements directly with investors” implies that the terms and pricing of the issuance(s) have not yet been negotiated. Alternatively, please amend your registration statement on an appropriate form.

In response to the Staff’s comments, the Company wishes to clarify that the disclosure in the DRS Amendment has been modified to eliminate any potential inference that an offering would be made on a delayed basis. This modification is specifically reflected on the cover page of the DRS Amendment.

Furthermore, the Company advises the Staff that the ADSs will be sold to different investors at the same price. The Company will enter into subscription agreements with the investors prior to the effectiveness of this registration statement on Form F-1 and will include the form of such agreements as exhibits to this registration statement on Form F-1.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at steve.lin@hankunlaw.com, +86 10 8524 5826 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Yours sincerely,

/s/ Steve Lin
Steve Lin

cc.	Mr. Yong Hu, Director and Chief Executive Officer, Jianzhi Education Technology Group Co Ltd